SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

UIL HOLDINGS CORPORATION
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

902748102
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(CUSIP Number)

December 31, 2005
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 902748102	PAGE 2 OF 9 PAGES

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arnold L. Chase
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 242,400
	6	SHARED VOTING POWER 850,000
	7	SOLE DISPOSITIVE POWER 23,800
	8	SHARED DISPOSITIVE POWER 1,075,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 902748102	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheryl A. Chase
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 79,000
	6	SHARED VOTING POWER 850,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 929,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 902748102	PAGE 4 OF 9 PAGES

Item 1 (a).	Name of Issuer:

UIL Holdings Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

157 Church Street
New Haven, Connecticut 06510

Item 2	(a).Names of Persons Filing:

Arnold L. Chase
Cheryl A. Chase

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Chase Enterprises
225 Asylum Street
Hartford, Connecticut 06103

Item 2(c). Citizenship.

United States of America.

Item 2(d). Title of Class of Securities:

common stock, no par value (“Common Stock”)

Item 2(e). CUSIP Number:

902748102

Item 3.

          Not applicable.

Item 4.	Ownership.*

          (a) Amount Beneficially Owned:

Arnold L. Chase: 1,092,400 (includes 850,000 jointly held with Cheryl A. Chase as described below)

Cheryl A. Chase: 929,000 (includes 850,000 jointly held with Arnold L. Chase as described below)

CUSIP No. 902748102	PAGE 5 OF 9 PAGES

(b) Percent of Class:

Arnold L. Chase: 7.4%

Cheryl A. Chase: 6.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Arnold L. Chase: 242,400

Cheryl A. Chase: 79,000

(ii) Shared power to vote or to direct the vote:

Arnold L. Chase: 850,000

Cheryl A. Chase: 850,000

(iii) Sole power to dispose or to direct the disposition of:

Arnold L. Chase: 13,800

Cheryl A. Chase: 0

(iv) Shared power to dispose or to direct the disposition of:

Arnold L. Chase: 1,075,000

Cheryl A. Chase: 929,000

*Arnold L. Chase holds an aggregate of 300 shares of Common Stock beneficially owned by him as custodian for his non-adult children. Mr. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares. Mr. Chase holds 3,600 shares of restricted stock of which 1,200 shares vest on March 26, 2006, 1,200 shares vest on March 22, 2007 and 1,200 shares vest on March 28, 2008. Mr. Chase has the sole power to vote and direct the vote of such shares of restricted stock. Mr. Chase holds currently exercisable options to purchase 13,500 shares and holds 225,000 shares in an account over which Mr. Chase and his father each have dispositive power.

Mr. Chase and his sister, Cheryl A. Chase, are the sole managers of RLC Investments LLC (“RLC”), a limited liability company that owns 625,000 shares of Common Stock, and DTC Family Investments LLC (“DTC”), a limited liability company that owns 225,000 shares of Common Stock. The voting equity of each of RLC and DTC is held 45% by a grantor trust as to which Arnold L. Chase and his family are contingent beneficiaries; 45% by a grantor trust as to which Cheryl A. Chase and her family are contingent beneficiaries; and 10% by the parents of Arnold L. and Cheryl A. Chase. Beneficial ownership of the shares held by RLC and DTC has been attributed to both Arnold L. Chase and Cheryl A. Chase.

CUSIP No. 902748102	PAGE 6 OF 9 PAGES

Cheryl A. Chase owns an aggregate of 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, as to which she has sole voting power and shares dispositive power with her father, David T. Chase.

This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the reporting persons expressly declare that the filing of this statement shall not be construed as an admission that they are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of) any of the (i) 37,500 shares of Common Stock, or 0.3% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (ii) 33,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, (iii) 26,500 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries.

Item 5.	Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent the class of securities, check the following [ ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

        Not Applicable.

Item 9.	Notice of Dissolution of Group.

        Not Applicable.

CUSIP No. 902748102	PAGE 7 OF 9 PAGES

Item 10.  Certifications.

By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 902748102	PAGE 8 OF 9 PAGES

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006
/s/ Arnold L. Chase Arnold L. Chase

CUSIP No. 902748102	PAGE 9 OF 9 PAGES

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006
/s/ Cheryl A. Chase Cheryl A. Chase

CUSIP No. 902748102
Exhibit 99.1
JOINT FILING AGREEMENT

Each of the undersigned reporting persons hereby agrees to the joint filing with the other reporting person of a Schedule 13G (including amendments thereto) with respect to the common stock of UIL Holdings Corporation.

/s/ Arnold L. Chase Arnold L. Chase
/s/ Cheryl A. Chase Cheryl A. Chase